UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

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KEYON COMMUNICATIONS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	74-3130469
(State of incorporation or organization)	(I.R.S. Employer Identification No.)
11742 Stonegate Circle Omaha, Nebraska	68164
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: ____________________

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Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value per share
(Title of Class)

(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

We are authorized to issue 115,000,000 shares of common stock and 60,000,000 shares of preferred stock, of which 30,000,000 shares of preferred stock have been designated Series Cal Cap Preferred Stock and 30,000,000 shares of preferred stock have been designated Series KIP Preferred Stock. On July 26, 2010, there were 23,664,984 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

The holders of common stock are entitled to one vote per share. Our certificate of incorporation does not provide for cumulative voting. Subject to the rights of the holders of our preferred stock, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of legally available funds. Upon liquidation, dissolution or winding-up, the holders of our common stock, subject to the rights of the holders of our preferred stock, are entitled to share ratably in all assets that are legally available for distribution. The holders of our common stock have no preemptive, subscription, redemption or conversion rights.

Preferred Stock

Each of the Series Cal Cap Preferred Stock and Series KIP Preferred Stock is entitled to certain powers, preferences and relative and other special rights that are summarized below:

Dividends. The holders of shares of Series Cal Cap Preferred Stock and Series KIP Preferred Stock are entitled to receive dividends, on a pari passu basis, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in common stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of common stock) on the common stock, at the rate of 10% of the Original Series Cal Cap Issue Price (as defined below) per share per annum for the Series Cal Cap Preferred Stock and 10% of the Original Series KIP Issue Price (as defined below) per share per annum for the Series KIP Preferred Stock, payable within thirty (30) days following the last day of each fiscal quarter. During the first two years following the initial issuance of either the Series Cal Cap Preferred Stock or Series KIP Preferred Stock, such dividends shall, at our option, be payable in either cash or additional shares of Series Cal Cap Preferred Stock or Series KIP Preferred Stock, as applicable (with such shares being valued consistently with the common stock). Following such two year period, dividends shall be paid in cash unless otherwise elected by the holder.

Liquidation Preference. In the event of our liquidation, dissolution or winding up, our acquisition by another entity as a result which our stockholders hold less than 50% control of the post-acquisition acquiring entity’s voting power or the sale of all or substantially all of our assets, the holders of Series Cal Cap Preferred Stock and Series KIP Preferred Stock shall be entitled to receive, on a pari passu basis, prior and in preference to any distribution of any of our assets to the holders of common stock, (i) for the Series Cal Cap Preferred Stock, an amount per share equal to greater of (I) the sum of (A) the product of (1) 1.5 and (2) the aggregate amount paid to, or deemed to be paid to, us in connection with the issuance of such shares of Series Cal Cap Preferred Stock divided by the number of shares of Series Cal Cap Preferred Stock issued by us (the “Original Series Cal Cap Issue Price”) for each outstanding share of Series Cal Cap Preferred Stock and (B) an amount equal to all accrued but unpaid dividends on such share and (II) the amount of cash, securities or other property which such holder would be entitled to receive in such sale, liquidation, dissolution or winding up of us with respect to such shares if such shares had been converted to common stock immediately prior to such sale, liquidation, dissolution or winding up of us and (ii) for the Series KIP Preferred Stock, an amount per share equal to the greater of (I) the sum of (A) the product of (1) 1.5 and (2) the aggregate amount paid to us in connection with the issuance of such shares of Series KIP Preferred Stock divided by the number of shares of Series KIP Preferred Stock issued by us (the “Original Series KIP Issue Price”) for each outstanding share of Series KIP Preferred Stock and (B) an amount equal to all accrued but unpaid dividends on such share and (II) the amount of cash, securities or other property which such holder would be entitled to receive in such sale, liquidation, dissolution or winding up of us with respect to such shares if such shares had been converted to common stock immediately prior to such sale, liquidation, dissolution or winding up of us. Upon completion of these distributions, the holders of Series Cal Cap Preferred Stock and Series KIP Preferred Stock shall not be entitled to any further participation as such in any distribution of our assets or funds.

Optional Conversion. Each share of Series Cal Cap Preferred Stock or Series KIP Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share into such number of fully paid and nonassessable shares of common stock as is determined by dividing the Original Series Cal Cap Issue Price and Original Series KIP Issue Price, as the case may be, by the then applicable conversion price. The initial conversion price per share for shares of Series Cal Cap Preferred Stock and Series KIP Preferred Stock shall be the Original Series Cal Cap Issue Price and Original Series KIP Issue Price, respectively.

Anti-Dilution Protection. Both the Series Cal Cap Preferred Stock and Series KIP Preferred Stock are subject to weighted-average anti-dilution adjustments in the event of an issuance of common stock below the then current conversion price of the Series Cal Cap Preferred Stock or Series KIP Preferred Stock, as the case may be, or the issuance of any securities convertible into common stock with an exercise or conversion price below such conversion prices, in each case subject to certain exemptions.

Mandatory Conversion. If the volume weighted average trading price of our common stock for any 10 consecutive trading days exceeds, with respect to the Series Cal Cap Preferred Stock, the product of (i) 5 and (ii) the Original Series Cal Cap Issue Price, we may require any holder of shares of Series Cal Cap Preferred Stock to convert such shares, and any accrued but unpaid dividends thereon, into such number of shares of common stock as provided above. In addition, if the volume weighted average trading price of our common stock for any 10 consecutive trading days exceeds the product of (i) 5 and (ii) the Original Series KIP Issue Price, we may require any holder of shares of Series KIP Preferred Stock to convert such shares, and any accrued but unpaid dividends thereon, into such number of shares of common stock as provided above.

Voting Rights. The holders of Series Cal Cap Preferred Stock and Series KIP Preferred Stock are entitled to vote, together with holders of common stock as a single class, on any matter upon which holders of common stock have the right to vote, and shall have the right to one vote for each share of common stock into which the shares of Series Cal Cap Preferred Stock or Series KIP Preferred Stock held by such holders could then be converted.

Election of Directors. So long as no shares of Series Cal Cap Preferred Stock or Series KIP Preferred Stock have been issued, the holders of shares of common stock shall be entitled to elect all of our directors. In the event that any shares of Series Cal Cap Preferred Stock or Series KIP Preferred Stock are outstanding, the holders of the Series Cal Cap Preferred Stock and Series KIP Preferred Stock are entitled, voting together as a single class, to elect such number of directors as is consistent with their pro rata ownership of our outstanding common stock assuming the full conversion of all outstanding shares of Series Cal Cap Preferred Stock and Series KIP Preferred Stock. In such event, the holders of shares of common stock shall be entitled, voting separately as a single class, to elect all of our remaining directors.

Warrants

As of July 26, 2010, there were warrants outstanding to purchase up to an aggregate of 3,663,906 shares of common stock at exercise prices ranging from $0.50 to $8.00 per share, with a weighted average exercise price of $2.77 per share. Each of these warrants contains customary provisions that protect its holder against dilution by adjustment of the purchase price and shares of common stock issuable in certain events such as stock dividends, stock splits and other similar events. In addition, of these warrants, warrants to purchase 30,151 shares of common stock provide the holders of such warrants with the right to exercise such warrants by means of a cashless exercise.

Registration Rights

On February 5, 2010, we entered into a registration rights agreement with an investor pursuant to which we granted such investor the right to require us to register the resale of the shares of common stock underlying the shares of Series Cal Cap Preferred Stock issuable upon conversion of a $15,000,000 convertible promissory note held by such investor (the “Registrable Securities”) in the event (i) that the holders of a majority of the Registrable Securities demand that we file a registration statement under the Securities Act of 1933, as amended, covering the registration of the Registrable Securities provided that the anticipated aggregate offering price would exceed $20,000,000, subject to certain limitations and exceptions; (ii) that we propose to register any of our stock or other securities under the Securities Act of 1933, as amended, in connection with the public offering of such securities, subject to certain limitations and exceptions or (iii) we are eligible to use Form S-3 and the holders of a majority of the Registrable Securities demand that we file a registration statement on Form S-3 covering the registration of Registrable Securities, provided that the anticipated aggregate offering price would exceed $10,000,000, subject to certain limitation and exceptions

Anti-Takeover Effect of Delaware Law, Certain Charter and By-Law Provisions

Our certificate of incorporation and bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change of control of our company. These provisions are as follows:

•	they provide that special meetings of stockholders may be called only by our chairman, our president or by a resolution adopted by a majority of our board of directors; and
•

they do not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in our board of directors.

We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of the voting stock of a corporation.

Indemnification of Directors and Officers

Section 145 of the General Corporation Law of the State of Delaware provides, in general, that a corporation incorporated under the laws of the State of Delaware, as we are, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

Our certificate of incorporation and bylaws provide that we will indemnify our directors, officers, employees and agents to the extent and in the manner permitted by the provisions of the General Corporation Law of the State of Delaware, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any stockholders’ or directors’ resolution, by contract or otherwise. Any amendment, repeal or modification of these provisions will be prospective only and will not adversely affect any limitation on the liability of any of our directors or officers existing as of the time of such repeal or modification.

We are also permitted to apply for insurance on behalf of any director, officer, employee or other agent for liability arising out of his actions, whether or not the General Corporation Law of the State of Delaware would permit indemnification.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and persons controlling us, we have been advised that it is the Securities and

Exchange Commission’s opinion that such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

Item 2.	Exhibits.

Exhibit No.	Description
1.

Amended and Restated Certificate of Incorporation, filed on February 3, 2010 (Incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Commission on February 5, 2010).

2.	Amended and Restated By-laws of the Company (Incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the Commission on August 10, 2007).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 27, 2010	KEYON COMMUNICATIONS HOLDINGS, INC.

	By:	/s/ Jonathan Snyder
Name: Jonathan Snyder
Title: Chief Executive Officer